[Faegre & Benson Letterhead]

May 27, 2011

Amanda Ravitz	Delivered by EDGAR
Assistant Director	and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated
Registration Statement on Form S-4
Filed May 6, 2011
File No. 333-173970

Schedule TO-I
Filed May 6, 2011
File No. 005-37228

Dear Ms. Ravitz:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to comments 1 through 23 of the Staff set forth in your letter dated May 17, 2011, regarding the Registration Statement on Form S-4, Preliminary Proxy Statement on Schedule 14A and Schedule TO-I, each filed on May 6, 2011. This letter should be read in conjunction with the accompanying amendment to the Company’s Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”), which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments 1 through 23 is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

May 27, 2011

Registration Statement on Form S-4

General

1.	Comment: Please provide your analysis as to the applicability of Rule 13e-3 to the offer.

Response: Pursuant to Rule 13e-3(a)(3), “[a] Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) . . . which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) . . . .” The effects described in paragraph (a)(3)(ii) are either (A) causing any class of equity securities which is subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934, as amended, to become eligible for termination or causing the reporting obligations with respect to such class to become eligible for termination of registration or (B) causing any class of equity security which is listed or authorized to be quoted to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system. The Old Notes are held of record by fewer than 300 holders and are not subject to section 12(g) or section 15(d). The Old Notes are not listed on any national securities exchange or included in any automated quotation system. The offer will also have no effect on the listing of the Company’s common stock. Therefore, the Company respectfully submits that Rule 13e-3 is not applicable to the offer.

Registration Statement Cover Page

2.	Comment: The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. In an early commencement offer, commencement begins on the date the prospectus is both filed and sent to shareholders. Please tell us the date upon which such materials were sent to shareholders, include this date on the cover page of the prospectus, and revise the cover page of the registration statement accordingly.

Response: The date on which the prospectus was sent to noteholders was May 6, 2011. This date has been included on the cover page of the prospectus, and the cover page of the registration statement has been revised accordingly.

Fee Table

3.	Comment: We note your disclosure here and elsewhere that the exact terms of the notes you issue will depend on whether the exchange is a “qualified reopening.” Accordingly, please revise the fee table and other disclosure, as appropriate, to separately register each different security you may issue in connection with this offering or advise. Your disclosure throughout should clearly set forth the different terms of each security.

May 27, 2011

Response: The Company respectfully submits that it is issuing a single security, the terms of which are fixed and will be the same whether or not the exchange offer is a “qualified reopening.” If the exchange is not a “qualified reopening,” the New Notes will not trade under the same CUSIP as the February Notes and the original issue discount for U.S. federal tax purposes on the New Notes will be the original issue discount on the date of issue of the New Notes (rather than the original issue discount at the date of issue of the February Notes). These differences are not differences in the terms of the New Notes, but differences in the consequences of whether the New Notes constitute a “qualified reopening.” The New Notes may have slightly different terms than the February Notes if the Company’s shareholders do not approve amendments to the indenture for the February Notes, but will have identical terms irrespective of whether there is a “qualified reopening.” We have made changes to the registration statement to clarify the language on the cover page of the registration statement to this effect.

Prospectus Cover Page

4.	Comment: The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please remove the language “Subject to Completion” appearing at the top of the cover page. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: This language has been removed.

What will I receive in the exchange offer…, page iv

5.	Comment: You state that you will make appropriate adjustments so as not to exchange Old Notes in a principal amount other than $1,000 and integral multiples of $1,000 and issue New Notes in a principal amount other than $1,000 or integral multiples of $1,000. Please clarify this statement, and provide your analysis under Rule 13e-4(f)(8)(i) and (ii).

Response: The disclosure on page iv of the registration statement has been clarified. The exchange offer is open to all noteholders and each noteholder will be paid the same consideration. As is standard industry practice, the notes are only issuable in integral multiples of $1,000 with noteholders receiving cash only for fractional remainder interests resulting from the $985 to $1,000 exchange ratio. Noteholders who tender notes that result in a remainder (which in no case would be more than $999 for any single noteholder) will receive the cash equivalent of the fractional remainder interest they are surrendering in the exchange offer.

Summary of the Exchange Offer, page 1

6.	Comment: Please revise the penultimate paragraph on page 3 to describe in greater detail the tax consequences to noteholders.

May 27, 2011

Response: This paragraph has been revised as requested to describe in greater detail the tax consequences to noteholders.

Selected Financial Information, page 20

7.	Comment: We see that you have provided limited pro forma financial information on page 21 for the exchange of debt instruments. Please revise to include detailed footnote disclosure quantifying each pro forma adjustment that affected your historical amounts, along with an explanation of how each pro forma adjustment was calculated or determined. As part of your revised disclosure, please include all relevant assumptions used in such calculations. Please provide similar disclosure for the pro forma information disclosed on page 22 and 80. In this regard, please tell us why you have not provided full pro forma financial information and explanatory notes for the latest fiscal year and interim period as prescribed in Rule 11-02 of Regulation S-X and as required by Rule 11-01(a)(8) for the consummation of transactions for which pro forma financial information would be material to investors. Pro forma information shall ordinarily be in columnar form presenting historical results, pro forma adjustments, and pro forma results.

Response: Regarding the pro forma financial information on page 21, the Company provided the pro forma line items that it believes are material to noteholders in connection with the exchange offer pursuant to Rule 11-01(a)(8) of Regulation S-X. The Company does not believe that a full set of Article 11 pro forma financial information is necessary because the only change is in pro forma interest expense and the resulting impact on the Company’s pro forma net loss.

The Company has added additional footnote disclosure to clarify that the twenty-six weeks ended March 27, 2011 pro forma net loss excludes $5.5 million of gain on debt extinguishment that was recorded in the twenty-six weeks ended March 27, 2011 related to the Company’s tender/exchange offer completed in February 2011. The Company has also clarified the assumptions used to calculate its pro forma interest expense and resulting pro forma net loss and revised the pro forma table to include both actual results and pro forma results for the periods presented.

These additional disclosures are included in the tables on pages 21, 22 and 80 as appropriate

8.	Comment: Please quantify the impact the exchange offer will have on your financial statements and provide us with the accounting, along with the applicable authoritative literature used, which supports such amounts. Please explain to us if the complete impact of the exchange offer has been fully reflected in your pro forma financial information presented on page 21 and 22. If so, please separately disclose to quantify how such effects have been reflected in your pro forma information. If not, please provide us with your reasons for not reflecting all such effects in your pro forma information.

Response: The pro forma financial information on pages 21, 22 and 80 fully reflects the impact the exchange offer will have on key financial statement line items. The

May 27, 2011

Company treated the exchange offer as a substantial debt modification and applied debt extinguishment accounting. The Company followed the authoritative literature contained in ASC 470-20-40-19 and 40-20 which describes the allocation of consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component (FSP APB14-1, paragraph 20) to determine the gain or loss and impact to the financial statement line items.

To quantify the impact of the exchange offer, in addition to the revised disclosure discussed above in Comment 7, the Company has added disclosure explaining that the exchange offer is being treated by the Company as a substantial debt modification subject to debt extinguishment accounting in accordance with FASB guidance. As a result, the Company may recognize a gain or loss for accounting purposes, and all costs previously recorded with respect to the Old Notes exchanged for the February Notes and the New Notes will be written off. All other costs incurred in connection with the exchange offer will be capitalized and amortized over the term of the February Notes and the New Notes.

These additional disclosures are included in the tables on pages 21, 22 and 80 as appropriate.

9.	Comment: Additionally, we note from the prospectus cover, page iii, and elsewhere in your registration statement that if this offering does not meet the conditions for being a “qualified reopening” of the February 11, 2011 issuance, the New Notes may have different terms and will be a different series issued under different indentures. Please clearly disclose what assumption is being reflected in your pro forma information. To the extent that significantly different results may occur if the offering of New Notes do not meet the conditions for being a “qualified reopening” of the February 11, 2011 issuance, additional pro forma presentations should be provided which give effect to the range of possible results. See Rule 11-02(b)(8) of Regulation S-X for guidance.

Response: The New Notes will not have different terms and the indentures will be identical, whether issued under the indenture for the February Notes in the case of a “qualified reopening” or under a separate indenture. The New Notes will have different terms from the February Notes if the Company’s shareholders do not approve the removal of certain restrictions on increases in the conversion rate as proposed in Proposal 2 of the Company’s preliminary proxy statement, however the New Notes themselves will have identical terms. Since the terms of the New Notes will be the same whether or not the New Notes constitute a “qualified reopening,” for purposes of the pro forma presentations there should not be any different results that may occur if the New Notes are not a “qualified reopening.”

May 27, 2011

Statements Regarding Forward-Looking Information, page 44

10.	Comment: You have included disclosure in your press release dated May 6, 2011 indicating that the material contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those sections are inapplicable to statements made in connection with a tender offer. Please confirm that you will refrain from making further such statements in future filings relating to this offer.

Response: The Company will refrain from making further such statements in future filings relating to this offer.

Procedures for Tender, page 85

11.	Comment: You state that a tendering holder of Old Notes will be deemed to have released and discharged you, and the trustee with respect to the Old Notes tendered, from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes. Please revise this statement so that it is consistent with Section 29(a) of the Exchange Act.

Response: This statement has been revised as requested.

Withdrawal and Revocation Rights, page 86

12.	Comment: Here and elsewhere in your offering documents, including the letter of transmittal, you state that your determinations will be final and binding. Please revise to indicate in each instance that security holders may challenge your determinations in a court of competent jurisdiction.

Response: The registration statement and letter of transmittal have been revised to reflect in each instance that security holders may challenge the Company’s determinations in a court of competent jurisdiction.

Conditions to the Exchange Offer, page 87

13.	Comment: We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

Response: The Company confirms its understanding of these points.

May 27, 2011

Material United States Federal Income Tax Considerations, page 131

14.	Comment: Because counsel has given a short form tax opinion, this section must be clearly identified as counsel’s opinion regarding the material tax consequences of the transaction. As such, please have counsel revise the final sentence of the first paragraph to remove the language indicating that this section is for “general information only,” and clearly state that it constitutes counsel’s opinion about the material tax consequences of the transaction. Make similar revisions in the fourth paragraph on page 132 and elsewhere as appropriate.

Response: The registration statement has been revised as requested.

Tax Consequences to Tendering U.S. Holders, page 132

15.	Comment: Please have counsel revise the opinion to disclose under separately captioned headings the tax consequences for: (i) notes issued with identical terms to, and under the same indenture as, the February Notes (a “qualified reopening”), and (ii) notes that are not issued with identical terms, or under the same indenture, as the February Notes (not a “qualified reopening”).

Response: The registration statement has been revised as requested.

16.	Comment: Whenever possible you must state unequivocally the tax consequences of the transaction, not merely what the consequences are “generally,” what they “should” or “may” be, or what they would be “if” another matter in doubt is assumed to be true. In each circumstance where your counsel is not able to opine on a material tax matter, please say so directly, disclose why you are not able to provide the disclosure, and disclose the possible outcomes and risks to investors of that tax consequence.

If tax counsel is able to opine on these or any other material tax matters but doubt exists because of a lack of relevant authority or otherwise, then you may use the term “should” to make it clear that the opinion is subject to a degree of uncertainty. In such cases, you should explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion, disclose, as you do in several places, the position that you “intend to take,” and provide risk factor and/or other appropriate disclosure setting forth the risks to investors.

Response: Whenever possible we have stated unequivocally the tax consequences of the transaction. Many of the generalized comments seek to explain general rules that apply in similar circumstances, followed by our application to the exchange or other situations with as much certainty as possible. Where there is a degree of uncertainty, we have identified for the noteholders the uncertainty and advised them to consult with their own tax counsel with respect to their particular situation.

17.

Comment: Refer to your statements that you intend to take the position that the February Notes are publicly traded and that the exchange will not be a continuation. Because these positions appear to create uncertainty regarding the ultimate tax treatment

May 27, 2011

of the new notes, please explain here and elsewhere as appropriate (1) the reason for the uncertainty regarding the positions and (2) the degree of uncertainty about the position. In addition, please add appropriate risk factor disclosure discussing the uncertainty.

Response: We have revised the disclosure regarding whether the February Notes are publicly traded and whether the exchange will be a continuation to clarify the basis for our positions. Given the revisions, the Company has respectfully concluded that a risk factor is not appropriate.

Alternative Treatment, page 134

18.	Comment: Please have counsel revise to describe the circumstances under which an exchange is treated as a wash sale.

Response: The registration statement has been revised as requested.

Exhibit 5.1

19.	Comment: Given the date restriction in the final sentence of the opinion, please confirm our understanding that you intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

Response: We intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

Exhibit 8.1

20.	Comment: We note the disclosure in the last sentence of the second paragraph concerning the accuracy of the tax summaries contained in the registration statement. Please have counsel file a revised tax opinion that states that the tax discussion in the prospectus represents counsel’s opinion.

Response: We have filed a revised tax opinion that has been revised as requested.

21.	Comment: Given the date restriction in the third paragraph of the opinion, please confirm our understanding that you intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

Response: We intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

22.	Comment: Noteholders are entitled to rely on the opinion. Please have counsel revise the fourth paragraph accordingly.

Response: We have revised the opinion to delete the non-reliance language.

May 27, 2011

Letter of Transmittal

23.	Comment: Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” and “reviewed” the offering documents.

Response: This language has been deleted from the letter of transmittal.

If we can facilitate the Staff’s review of the registration statement or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Abram at (612) 766- 8509 or Alyn Bedford at (612) 766- 7342. Thank you for your time and consideration.

Very truly yours,

/s/ David M. Vander Haar
David M. Vander Haar

cc:	Joseph McCann, Senior Counsel

David Orlic, Special Counsel, Office of Mergers & Acquisitions

David P. Radloff

Peggy Steif Abram